Exhibit 99.2

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$236,833	$1,120,840
Restricted cash	-	-
Accounts receivable, net – third parties	486,127	3,220,504
Accounts receivable, net - related party	238,008	202,074
Advances to suppliers, net – third parties	1,702,220	1,571,667
Advances to suppliers, net - related party	3,915,814	4,034,124
Inventories, net	982,696	730,207
Prepayments and other current assets	852,740	1,326,994
Prepayment for construction of properties	1,084,300	1,073,100
Total Current Assets	9,498,738	13,279,510

Property, plant and equipment, net	34,885,800	35,076,952
Intangible assets, net	6,409,844	6,405,059
Long-term investment in equity investee	2,865,650	2,836,050
Right-of-use assets	333,864	376,502
Total Assets	$53,993,896	$57,974,073

LIABILITIES AND EQUITY

Current Liabilities:
Convertible debt	$599,000	$-
Short term loans	5,917,180	6,662,048
Long term bank loans - current portion	4,631,378	2,912,555
Advances from customers	4,277,015	3,722,921
Advances from customers-related party	-	2,177
Deferred revenue	483,632	509,297
Accounts payable	1,114,457	858,277
Accounts payable - related party	154,653	153,344
Accrued and other liabilities	4,556,769	3,929,644
Third-party loan	1,951,740	707,500
Taxes payable	2,716,168	2,646,605
Due to related parties	915,516	764,533
Operating lease liabilities, current	132,511	125,885
Total Current Liabilities	27,450,019	22,994,786

Long term bank loans	4,337,200	6,285,300
Deferred grants	-	490,560
Operating lease liabilities - noncurrent	122,437	241,606
Total Liabilities	31,909,656	30,012,252

Commitments and Contingencies

Stockholders’ Equity:
Common Stock, $0.001 par value, 200,000,000 shares authorized, 26,955,147 and 24,135,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	26,956	24,135
Additional paid-in capital	46,395,881	43,709,127
Statutory reserve	2,386,119	2,386,119
Accumulated deficit	(25,620,798)	(17,245,453)
Accumulated other comprehensive loss	(1,320,060)	(1,598,819)
Total RETO Eco Solutions Inc. Stockholders’ Equity	21,868,098	27,275,109

Noncontrolling interest	216,142	686,712
Total Equity	22,084,240	27,961,821

Total Liabilities and Equity	$53,993,896	$57,974,073

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2021	2020

Revenues- third party customers	$2,176,658	$3,142,102
Revenues-related parties	105,868	-
Total revenues	2,282,526	3,142,102
Cost of revenues – third party customers	2,342,547	2,884,298
Cost of revenues –related parties	85,710	-
Total Cost	2,428,257	2,884,298
Gross Profit(Loss)	(145,731)	257,804

Operating Expenses:
Selling expenses	379,672	474,901
General and administrative expenses	2,389,676	1,788,625
Bad debt expenses	3,612,004	2,792,800
Research and development expenses	160,472	180,339
Total Operating Expenses	6,541,824	5,236,665

Loss from Operations	(6,687,555)	(4,978,861)

Other Income (expenses):
Interest expense	(623,384)	(876,661)
Interest income	1,466	2,715
Other expenses, net	(243,409)	(111,729)
Change in fair value of convertible debt	(1,311,852)	-
Total other expenses, net	(2,177,179)	(985,675)

Loss before provision for income taxes	(8,864,734)	(5,964,535)
Provision for income taxes	487	131,615
Net loss from continuing operations	(8,865,221)	(6,096,150)
Gain from disposal of Gu’an REIT	-	2,192,801
Net Loss	(8,865,221)	(3,903,349)

Less: net loss attributable to noncontrolling interest	(489,876)	(163,008)
Net loss attributable to ReTo Eco-Solutions, Inc.	$(8,375,345)	$(3,740,341)

Net Loss	$(8,865,221)	$(3,903,349)
Other comprehensive loss:
Foreign currency translation adjustment:	298,065	(596,731)
Comprehensive Loss	(8,567,156)	(4,500,080)
Less: comprehensive loss attributable to noncontrolling interest	(470,570)	(349,798)
Comprehensive loss attributable to ReTo Eco-Solutions, Inc	$(8,096,586)	$(4,150,282)

Loss per share
Basic and diluted	$(0.34)	$(0.16)

Weighted average number of shares
Basic and diluted	24,753,947	23,622,148

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

			Additional		Retained Earnings	Accumulated Other
	Common Stock		paid-in	Statutory	(Accumulated	Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	Deficit)	Income (Loss)	Interest	Equity

Balance at December 31, 2019	23,160,000	$23,160	$42,725,852	$2,632,797	$(5,718,368)	$(3,527,438)	$1,818,860	$37,954,863
Net loss	-	-	-	-	(3,740,341)	-	(163,008)	(3,903,349)
Stock-based compensation	975,000	975	983,275	-	-	-	-	984,250
Change in statutory reserve related to disposal of Gu’an REIT	-	-	-	(565,358)	565,358	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(409,941)	(186,790)	(596,731)
Balance at June 30, 2020	24,135,000	$24,135	$43,709,127	$2,067,439	$(8,893,351)	$(3,937,379)	$1,469,062	$34,439,033

Balance at December 31, 2020	24,135,000	24,135	43,709,127	2,386,119	(17,245,453)	(1,598,819)	686,712	27,961,821
Net Loss	-	-	-	-	(8,375,345)	-	(489,876)	(8,865,221)
Common stock issued for conversion of debt	1,745,147	1,746	2,184,254	-	-	-	-	2,186,000
Stock-based compensation	1,075,000	1,075	502,500	-	-	-	-	503,575
Foreign currency translation adjustment	-	-	-	-	-	278,759	19,306	298,065
Balance at June 30, 2021	26,955,147	$26,956	$46,395,881	$2,386,119	$(25,620,798)	$(1,320,060)	$216,142	$22,084,240

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(8,865,221)	$(3,903,349)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss from disposal of property and equipment	-	10,458
Depreciation and amortization	999,932	1,127,480
Stock-based compensation	995,700	456,063
Change in fair value of convertible debt	1,311,852	-
Accrued interest for convertible debt	35,658	-
Change in bad debt allowances	3,612,004	2,792,800
Gain from disposal of Gu’an REIT	-	(2,192,801)
Amortization of operating lease right-of-use assets	64,105	116,120
Changes in operating assets:
Accounts receivable	157,904	2,125,800
Accounts receivable - related party	(33,760)	220,998
Advances to suppliers	(696,757)	(1,628,556)
Advances to suppliers - related parties	160,103	(3,069,487)
Inventories	(244,393)	(1,837,972)
Prepayments and other current assets	(433,599)	(479,015)
Changes in operating liabilities:
Advances from customers	514,240	1,475,209
Advances from customers from related party	(2,195)	-
Deferred revenue	(30,920)	(3,839)
Accounts payable	246,743	513,213
Accounts payable - related party	(291)	(1,051,977)
Accrued and other liabilities	1,829,390	1,718,195
Long term accounts payable	(494,720)	-
Taxes payable	41,859	44,270
Lease liability	(143,995)	(143,306)
Net cash used in operating activities	(976,361)	(3,709,696)

CASH FLOWS FROM INVESTING ACTIVITIES
Addition of property, equipment and construction in progress	(390,415)	(91,946)
Proceeds from disposal of long-term investment	-	28,440
Proceeds from disposal of Gu’an REIT	-	2,768,703
Net cash provided by (used in) investing activities	(390,415)	2,705,197

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	773,000	5,801,760
Proceeds from long-term bank loans	-	-
Repayment of short-term bank loans	(1,546,000)	(7,957,772)
Gross proceeds from issuance of convertible debt	1,437,490	-
Repayment of long-term bank loans	(324,646)	(36,035)
Proceeds from related party loans	3,100,116	3,677,761
Repayment to related party loans	(2,956,174)	(1,180,383)
Net cash provided by financing activities	483,786	305,331

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND RESTRICTED CASH	(1,017)	2,733
NET DECREASE IN CASH AND RESTRICTED CASH	(884,007)	(696,435)
CASH AND RESTRICTED CASH, BEGINNING OF PERIOD	1,120,840	981,518
CASH AND RESTRICTED CASH, END OF PERIOD	$236,833	$285,083

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	$236,833	$202,078
Restricted cash	-	83,005
Total cash and restricted cash	$236,833	$285,083

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$588,957	$572,201
Income tax paid	$3,947	$-

Non-Cash Investing Activities
Right-of-use assets obtained in exchange for operating lease obligations	$17,662	$221,940
Common stock issued for conversion of debt	$2,186,000	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ReTo Eco-Solutions, Inc. (“RETO” or the “Company”) is a company limited by shares established under the laws of the British Virgin Islands on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). The Company, through its subsidiaries, is a manufacturer and distributor of environmental-friendly construction materials made from industrial and construction waste, as well as equipment used for production of these materials.

As of June 30, 2021, the accompanying consolidated financial statements of the Company reflected the principal activities of the entities listed below. All inter-company balances and transactions have been eliminated upon consolidation.

Name of the Entity	Place of Incorporation	Ownership Percentage
RETO	British Virgin Islands	Parent
REIT Holdings (China) Limited (“REIT Holdings”)	Hong Kong, China	100%
Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”)	Beijing, China	100%
REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”)	Changjiang, China	100%
Beijing REIT Eco-Engineering Technology Co., Ltd. (“REIT Eco Engineering”)	Beijing, China	100%
Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd. (“Ruirong”)	Langfang, China	100%
Hainan REIT Construction Project Co., Ltd. (“REIT Construction”)	Haikou, China	100%
REIT Xinyi New Materials Co., Ltd. (“REIT Xinyi”)	Xinyi, China	70%
Nanjing Dingxuan Environmental Protection Technology Development Co., Ltd. (“Dingxuan”)	Nanjing, China	100%
REIT Technology Development (America), Inc. (“REIT US”)	California, U.S.A	100%
REIT Q GREEN Machines Private Limited (“REIT India”)	India	51%
REIT Ecological Technology Co., Ltd. (“REIT Yancheng”)	Yancheng, China	100%
Datong Ruisheng Ecological Technology Co., Ltd. (“Datong Ruisheng”)	Datong, China	100%
Guangling Ruitu Ecological Cultural Tourism Co., Ltd. (“Guangling Ruitu”)	Datong, China	100%
Ruitu (Xiong’an, Hebei) Eco Technology Co., Ltd.(Ruitu Xiong’an)	Xiong’an, China	100%

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements.

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition under the input method, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and time deposits, which have original maturities of three months or less when purchased and which are unrestricted as to withdrawal and use. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, Net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on the assessment of customers’ credit and ongoing relationships, the Company’s payment terms typically range from 90 days to 1 year. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As affected by the recent COVID-19 outbreak and spread, the Company’s accounts receivable collection was negatively affected. Based on subsequent collection analysis, the Company accrued increased bad debt reserve for the outstanding accounts receivable as of June 30, 2021. As a result, allowance for uncollectible balances amounted to $17,481,232 and $14,717,842 as of June 30, 2021 and December 31, 2020, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company recorded an inventory reserve of $296,112 and $293,053 from its continuing operations as of June 30, 2021 and December 31, 2020, respectively.

Advances to Suppliers, Net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers for service and material are short-term in nature. Advances to Suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for uncollectible balances from the continued operations amounted to $3,444,058 and $2,830,556 as of June 30, 2021 and December 31, 2020, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not provide any impairment loss for the six months ended June 30, 2021 and 2020.

Long-term Investment in Equity Investee

The Company’s long-term investments include equity method investments and equity investments without readily determinable fair values.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive loss. Equity method adjustments include the Company’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Company’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Company assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

Investments in equity securities without readily determinable fair values are measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment. Prior to the adoption of ASU 2016-01 on January 1, 2019, these investments were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

 Long-term Investment in Equity Investee (continued)

 As of June 30, 2021 and December 31, 2020, the Company’s long term investment in equity investee balance represents its $2,865,650 and $2,836,050 or 41.67% equity investment in Shexian Ruibo Environmental Science and Technology Co., Ltd. (Shexian Ruibo). On September 7, 2020, the Company acquired such equity interest from an original shareholder of Shexian Ruibo and the original shareholder of Shexian Ruibo. Shexian Ruibo manufactures and sells eco-friendly construction materials in the PRC. The Company accounted for the investments using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the six months ended June 30, 2021 and 2020, the investment income from Shexian Ruibo was immaterial.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. As of June 30, 2021 and December 31, 2020, the Group did not recognized any impairment on its equity investment.

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) on January 1, 2019 using the modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. The standard did not materially impact our consolidated net earnings and cash flows.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance to suppliers, accounts payable, accrued and other liabilities, advances from customers, deferred revenue, taxes payable and due to related parties to approximate the fair value of the respective assets and liabilities at June 30, 2021 and December 31, 2020, based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value at June 30, 2021 and December 31, 2020 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

The Group elected the fair value option to account for its convertible loans. The Group engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans included in short term debts as of June 30, 2021 was $599,000 calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 10 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of June 30, 2021:

June 30, 2021
(Unaudited)
Opening balance	$-
New convertible loans issued	1,437,490
Accrued interest	35,658
Loss on change in fair value of convertible loan	1,311,852
Conversion of convertible loans	(2,186,000)
Total	$599,000

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company’s revenues are primarily derived from the following sources:

●	Revenue from machinery and equipment sales

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the six months ended June 30, 2021 and 2020, respectively.

●	Revenue from construction materials sales

The Company recognizes revenue, net of sales taxes and estimated sales returns, when the construction materials are shipped to, delivered to or picked up by customers and control is transferred.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

●	Revenue from municipal construction projects

The Company provides municipal construction services which includes sponge city projects, sewage pipeline construction, public plaza construction, and landscaping, etc. The Company recognizes revenue associated with these contracts over time as service is performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

Under the cost-to-cost approach, the use of estimated costs to complete each contract is a significant variable in the process of determining recognized revenue, requires judgment and can change throughout the duration of a contract due to contract modifications and other factors impacting job completion. The costs of earned revenue include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

●	Revenue from technological consulting and other services

The Company recognizes revenue when technological consulting and other services are rendered and accepted by the customers.

Contract assets and liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of June 30, 2021 and December 31, 2020, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended June 30, 2021 and 2020 is disclosed in Note 16.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Shipping and Handling

Shipping and handling costs are expensed as incurred and are included in operating expenses, as a part of selling, and general and administrative expenses, in the Company’s consolidated statements of income and comprehensive income. Shipping and handling costs associated with the Company’s continuing operations were $113,549 and $53,450 for the six months ended June 30, 2021 and 2020, respectively.

Government grants

Government grants represent cash subsidies received from PRC government or related institutions. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income, net when received. Specific subsidies that local government has provided for a specific purpose, such as research and development are recorded as other non-current liabilities when received and recognized as other income or reduction of related expense when the specific performance is meet.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the six months ended June 30, 2021 and 2020. As of June 30, 2021, the tax years ended December 31, 2016 through December 31, 2020 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value Added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, starting from April 1, 2019, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying consolidated financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Loss per Share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2021 and 2020, the Company had no dilutive security outstanding that could potentially dilute EPS in the future.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations located in PRC are determined using RMB, the local currency, as the functional currency. RETO, REIT US and REIT Holdings use U.S. Dollars as their functional currency, while REIT India uses Indian rupee as the functional currency. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2021	December 31, 2020	June 30, 2020

Period-end spot rate	US$1=RMB 6.4566	US$1=RMB 6.5250	US$1=RMB 7.0651

Average rate	US$1=RMB 6.4702	US$1=RMB 6.9042	US$1=RMB 7.0322

Risks and Uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The coronavirus disease 2019 (“COVID-19”) outbreak has, and continues to have, a severe and negative impact on the Chinese and the global economy. The Company’s business has been negatively impacted by the COVID-19 outbreak.

From late January 2020 to March 2020, the Company had to temporarily suspend its manufacturing activities due to government restrictions. During the temporary business closure period, employees had very limited access to the Company’s manufacturing facilities and the shipping companies were not available, and as a result, the Company experienced difficulty delivering its products to customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the Company’s customers or suppliers experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, and suffered disruptions in their business. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact the Company’s results of operations. As the COVID-19 outbreak is relatively under control in China, the Company’s production and sales activities from the Company’s continuing operations have been gradually returning to normal. However, the COVID-19 outbreak continues to have a severe and negative impact on China and the global economy. The total impact is still unknown and cannot be reasonably estimated at this point of time.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The adoption did not impact the Company’s financial position.

Except for the above-mentioned pronouncements, there are no recently issued accounting standards that will have a material impact on the audited consolidated financial position, statements of operations, and cash flows of the Company.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – GOING CONCERN

As reflected in the Company’s consolidated financial statements, the Company’s revenue decreased by approximately $0.9 million, or 27%, from approximately $3.1 million in the six months ended June 30, 2020 to approximately $2.3 million in the six months ended June 30, 2021. Its gross profit from decreased by approximately $0.4 million, or 157%, from approximately $0.3 million in the six months ended June 30, 2020 to a gross loss of approximately $0.1 million for six months ended June 30, 2021, and its gross margin for the six months ended June 30, 2021 decreased to negative 6% from 8% from the same period of last year. These decreases were mainly attributable to increasing raw material cost for manufacturing and decreasing sales of the Company’s construction materials, due to the Company’s failure to obtain bids from new municipal construction projects. As a result, for six months ended June 30, 2021 and 2020 , the Company reported a net loss of approximately $8.9 million and $3.9 million, respectively. As of June 30, 2021, the Company had a working capital deficit of approximately of $17.0 million.

In addition, the Company had large bank borrowings as of June 30, 2021 and some of the bank loans will mature and need to be repaid within the next 12 months. If the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be further negatively impacted. The outbreak and spread of the COVID-19 throughout China and worldwide has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities, and school closures. Due to difficulties and challenges resulting from the COVID-19 outbreak, the Company temporarily closed its facilities and operations until late March 2020. During this temporary business closure period, there was limited support from the Company’s employees, delayed access to raw material supplies, reduced customer sales orders, and the Company’s inability to promote the sales to customers on a timely basis. Based on the assessment of the current economic environment, customer demand, and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for the next 12 months.

As of June 30, 2021, the Company had cash of approximately $0.2 million. In addition, the Company had outstanding accounts receivable of approximately $0.7 million (including accounts receivable from third-party customers of $0.5 million and accounts receivable from related party customers of approximately $0.2 million), and became available for use as working capital. As of June 30, 2021, the Company had outstanding bank loans of approximately $14.9 million from a PRC bank (including short-term loans of approximately $5.9 million, current portion of long-term loans of approximately $4.6 million, and long-term loans of approximately $4.3 million).

Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. Currently, the Company is working to improve its liquidity and capital source mainly through cash flow from its operations, renewal of bank borrowings, and borrowing from related parties. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on above reasons, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of the consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Trade accounts receivable from third-part customers	$17,967,359	$17,938,346
Less: allowances for doubtful accounts	(17,481,232)	(14,717,842)
Total accounts receivable from third-party customers, net	486,127	3,220,504
Add: accounts receivable, net, related parties	238,008	202,074
Accounts receivable, net	$724,135	$3,422,578

Allowance for doubtful accounts movement is as follows:

	June 30, 2021	December 31, 2020
	(Unaudited)
Beginning balance	$14,717,842	$11,124,368
Bad debt provision	2,604,724	3,988,387
Write off	-	(1,303,932)
Foreign exchange translation	158,666	909,019
Ending balance	$17,481,232	$14,717,842

Below is the aging schedule of accounts receivable as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
	(Unaudited)
Accounts Receivable Aging:
Less than 3 months	$222,227	$2,533,525
From 4 to 6 months	315,755	686,175
From 7 to 9 months	2,211,747	408,037
From 10 to 12 months	609,888	160,761
Over 1 year	14,845,750	14,351,922
Bad debt reserve	(17,481,232)	(14,717,842)
Accounts Receivable, net	$724,135	$3,422,578

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers include prepayments for raw materials used for production and construction materials for the Company’s construction projects, which consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Raw material prepayments for equipment production	$351,506	$1,203,451
Construction material prepayments	3,793,409	2,302,093
Land reclamation prepayments	1,001,363	427,219
Advances to construction subcontractors	-	469,460
Total:	5,146,278	4,402,223
Less: allowances for doubtful accounts	(3,444,058)	(2,830,556)
Advances to suppliers, net, third parties	$1,702,220	$1,571,667

Our suppliers generally require refundable prepayments from us before delivery of goods or service. It usually takes 3 to 6 months for the suppliers to deliver raw material for our equipment production and takes up to 6 to 12 months for the suppliers to deliver the construction materials. The prepayment is necessary to secure the supply in the market or secure a favorable price.

Allowance for doubtful accounts movement is as follows:

	June 30, 2021	December, 2020
	(Unaudited)
Beginning balance	$2,830,556	$916,948
Bad debt provision	582,828	1,749,000
Foreign exchange translation	30,674	164,608
Ending balance	$3,444,058	$2,830,556

NOTE 6 – INVENTORIES, NET

Inventories, net, consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Raw materials	$225,351	$184,681
Finished goods	1,053,457	838,579
	1,278,808	1,023,260
Less: Inventory allowance	(296,112)	(293,053)
Inventories, net	$982,696	$730,207

Inventories include raw material and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PREPAYMENTS AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets are as follows:

	June 30, 2021	December 31, 2020
	(Unaudited)
Other receivable, net (1)	$852,739	$834,869
Prepaid expense (2)	911,063	492,125
Total	$1,763,802	$1,326,994

(1)	Other receivables mainly consisted of the remaining payment of RMB3.6 million (approximately $0.6 million) to be received from Huishitong in connection with the Company’s disposition of Gu’an REIT. Other receivables also include advances to employees for business development purposes and prepaid employee insurance and welfare benefit which will be subsequently deducted from the employee’s payroll.

(2)	Prepaid expense as of June 30, 2021 represents unamortized stock-based compensation expenses related to third-party professional service company and directors, executives and employees.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LEASE

The Company has several operating leases for manufacturing facilities and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the six months ended June 30, 2021 and 2020 was $74,320 and $135,096 , respectively.

The Company’s operating leases primarily include leases for office space and manufacturing facilities. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheet. Total lease expense amounted to $74,320 which included $9,911 of interest and $64,105 of amortization expense of right-of-use assets. Total cash paid for operating leases amounted to $144,275 and $143,306 for the six months ended June 30, 2021 and 2020. Supplemental balance sheet information related to operating leases is as follows:

June 30, 2021
(Unaudited)
Right-of-use assets	$333,864

Operating lease liabilities - current	$132,511
Operating lease liabilities - non-current	122,437
Total operating lease liabilities	$254,948

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2021:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.45
Weighted average discount rate	7.42%

The following is a schedule of maturities of lease liabilities as of June 30, 2021:

For the twelve months ending June 30,	Lease payment
2022	$148,959
2023	123,176
2024	3,346
Total lease payments	275,481
Less: imputed interest	20,533
Less: current portion of operating lease labilities	132,511
Non-current portion of operating lease labilities	$122,437

NOTE 9 – PREPAYMENT FOR CONSTRUCTION OF PROPERTIES

During the year ended December 31, 2018, the Company made prepayments of $3,661,800 (RMB 25.5 million) to a subcontractor for the intended construction of manufacturing facilities for its newly established subsidiary REIT Yancheng. In 2019, based on current market conditions and the Company’s financial performance, the Company intends to terminate the contract with the subcontractor and request the full refund of the prepayment. The Company expects to receive a full refund from this subcontractor, as a result, the balance has been reclassified as current assets as of December 31, 2019. As of June 30, 2021, the remaining balance was $1,084,300, which is expected to be received by December 31, 2021.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – CONVERTIBLE LOANS

On March 1, 2021, the Company entered into a securities purchase agreement (the “Agreement”) with an accredited investor (the “Debenture Holder”) to place a Convertible Debenture (the “Debenture”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $2,300,000 (the “Transaction”), provided that in case of an event of default, the Debenture may become at the Debenture Holder’s election immediately due and payable. In addition, the Company paid to an affiliate of the Debenture Holder a fee equal to 3.5% of the amount of the Debenture and a one-time due diligence and structuring fee of $10,000 at the closing.

The Debenture Holder may convert the Debenture in its sole discretion to Company’s common shares at any time at the lower of $2.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.50 (the “Floor Price”). The Debenture Holder may not convert any portion of a Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and common shares, provided that such limitation may be waived by the Debenture Holder with 65 days’ notice. Any time after the issuance of a Debenture that the daily VWAP is less than the Floor Price for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date.

The Group has elected to recognize the Debenture at fair value and therefore there was no further evaluation of embedded features for bifurcation. $1,800,000 of the Debenture were converted into 1,745,147 shares (refer to Note 15) for the six months ended June 30, 2021. The fair value of convertible loan immediately prior to conversion was assessed at $2,186,000.

For the six months ended June 30, 2021, due to change in fair value of convertible loans, the Company recorded an unrealized loss of $1,311,852 in other expense. Interest expense recognized for these convertible loans for the six months ended June 30, 2021 were $35,658.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SHORT-TERM LOANS

Short-term loans consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Haikong Holdings Microfinance Co., Ltd.(“HHMC”) (1)	$185,880	$183,960
Changjiang Li Autonomous County Rural Credit Cooperative Association(“CCCA”) (2)	309,800	306,600
Hunyuan Rural Credit Cooperative Association (3)	774,500	766,500
Bank of Jiangsu (4)	774,500	766,500
Bank of Nanjing (5)	1,549,000	1,533,000
Huaxia Bank (6)	2,323,500	3,105,488
Total	$5,917,180	$6,662,048

(1)	In December 2018, REIT Changjiang entered into a loan agreement with HHMC to borrow approximately $0.22 million (RMB1.5 million) as working capital for one year. The loan bears a fixed interest rate of 19.2% per annum. REIT Changjiang pledged its property with a carrying value of approximately $0.2 million (RMB1.4 million) as collateral. The loan is also guaranteed by the CEO and principal shareholders of the Company. The Company repaid approximately $0.04 million (RMB0.3 million) in December 2019. The Company has reached agreement with HHMC to extend the remaining loan balance to December 31, 2021 subsequently.

(2)	In December 2019, REIT Construction entered into a bank loan agreement with CCCA to borrow approximately $0.3 million (RMB 2 million) as working capital for six months. The loan bears a fixed interest rate of 8.5% per annum and is guaranteed by REIT Changjiang. The Company has reached agreement with HHMC to extend the loan to December 31, 2021 subsequently.

(3)	On December 10, 2020, REIT Datong Ruisheng entered into a bank loan agreement with Hunyuan Rural Credit Cooperative Association to borrow approximately $0.8 million (RMB5 million) as working capital loan for a term from December 10, 2020 to December 8, 2021. The loan bears a fixed interest rate of 6.109% per annum. The loan is guaranteed by Beijing REIT.

(4)	On March 18, 2020, REIT Xinyi entered into a new line of credit agreement with Bank of Jiangsu. The agreement allows REIT Xinyi to obtain loans up to RMB5 million for use as working capital between March 18, 2020 and March 15, 2021. Pursuant to the line of credit agreement, Xinyi REIT entered into four loans in total of approximately $0.7 million (RMB5 million), each at an annual interest rate of 4.55% with Bank of Jiangsu. The loan is guaranteed by Mr. Huizhen Hou and Mr. Dapeng Zhou. Meanwhile, REIT Xinyi also pledged land use right of 74,254.61 square meters with carrying value of RMB 9.9 million (approximately $1.9 million) as collateral to safeguard the loan. The loans were renewed with new mature dates in September 2021.

(5)	In January and March 2020, Beijing REIT entered into two loan agreements with Nanjing Bank to borrow approximately $1.4 million (RMB10 million). The loans have a term of 12 months and bear a fixed interest rate of 5.22% per annum. The loans are guaranteed by Financing Guaranty and the CEO and principal shareholders of the Company. The two loans were renewed in November and December 2020 with new mature dates of November 25, 2021 and December 2, 2021.

(6)	In November and December 2020, Beijing REIT entered into four loan agreements with Huaxia Bank to borrow approximately $3.1 million (RMB20 million). The loans have terms varies from 6 to 12 months and bear a fixed interest rate of 5.655% per annum. The loans are guaranteed by Beijing Zhongguancun Technology Financing Guarantee Co., Ltd. and the CEO.

For the years ended June 30, 2021 and 2020, interest expense on all short-term loans amounted to $210,703 and $278,864 , respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – LONG TERM BANK LOANS

	June 30, 2021	December 31, 2020
	(Unaudited)
Long-term loans
Changjiang Li Autonomous County Rural Credit Cooperative Association (“CCCA”) (1)	$8,674,268	$8,584,800
Dongfang Credit Cooperative Association (2)	294,310	613,055
Subtotal	8,968,578	9,197,855
Less: current portion of long-term loans	(4,631,378)	(2,912,555)
Total	$4,337,200	$6,285,300

(1)

In June 2018, REIT Changjiang entered into a loan agreement with CCCA to borrow approximately $8.7 million (RMB $60 million) for the purpose of expansion of its production facilities. The loan has a term of six years from June 19, 2018 to June 19, 2024 with a fixed interest rate of 7% per annum.

REIT Changjiang pledged its land use right of 306,000 square meters and construction in progress on this land, as well as certain production lines as collaterals to secure this loan. RETO and Beijing REIT also pledged their shares in REIT Changjiang of 15.683% and 84.317%, respectively, as collateral to further secure the loan. The loan is also guaranteed by the CEO and principal shareholders of the Company. The Company repaid approximately $0.1 million (RMB1.0 million) in fiscal 2018 and $0.4 million (RMB3.0 million) in fiscal 2019. On May 11, 2020, REIT Changjiang obtained approval from CCCA and amended the loan repayment schedule and the repayment of $287,000 (RMB2.0 million) that was originally scheduled on June 19, 2020 was extended to December 19, 2021. As of June 30, 2021, the outstanding balance of this loan was $8,674,268 (RMB56 million).

(2)	In March 2019, REIT Construction entered into a bank loan agreement with Dongfang Credit Cooperative Association to borrow approximately $0.7 million (RMB 5 million) as working capital for two years. The loan bears a fixed interest rate of 9.72% per annum. The loan is guaranteed by the CEO and his wife. The Company had repaid approximately $143,600 (RMB 1 million) in fiscal year 2020 and further repaid approximately $325,000 (RMB 2.1 million) in current period. The remaining balance was repaid in August 2021.

For the six months ended June 30, 2021 and 2020, interest on the Company’s long-term bank loans amounted to $333,605 and $314,180 respectively.

As of the date of this report, the repayment schedule of the Company’s remaining long-term bank loan is as follows:

	Repayment in RMB	Repayment in USD
06/19/2021	6,000,000	$929,400
08/19/2021	1,900,000	294,310
10/19/2021	6,000,000	929,400
12/19/2021	8,999,149	1,393,968
06/19/2022	7,000,000	1,084,300
12/19/2022	7,000,000	1,084,300
06/19/2023	7,000,000	1,084,300
12/19/2023	7,000,000	1,084,300
06/19/2024	7,000,000	1,084,300
Total	57,899,149	$8,968,578

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES

(a)	Corporate income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

RETO is incorporated in the British Virgin Islands and is exempt from paying income tax. REIT Holdings is registered in Hong Kong as a holding company.

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Beijing REIT is recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15%.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
China Statutory income tax rate	25.0%	25.0%
Effect of favorable income tax rate in certain entity in PRC	(3.2)%	(3.6)%
Non-PRC entities not subject to PRC tax (3)	(8.0)%	(2.5)%
Research & Development (“R&D”) tax credit (1)	(1.4)%	(2.3)%
Non-deductible expenses - permanent difference (1)	3.1%	3.6%
Change in valuation allowance	(15.6)%	(22.4)%
Effective tax rate	0.0%	(2.2)%

(1)	According to PRC tax regulations, 175% of current year R&D expense approved by the local tax authority may be deducted from tax income.

(2)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

(3)	Represents the tax losses incurred from operations outside of China.

 The breakdown of the Company’s income (loss) before income tax provision is as follows:

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Loss before income tax expense from China	$(5,526,756)	$(5,277,366)
Loss before income tax expense from outside of China	(3,337,978)	(687,169)
Total loss before income tax provision	$(8,864,734)	$(5,964,535)

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES (continued)

Loss before income tax expense from outside of China represents the losses incurred in RETO, REIT Holdings and REIT US, which are mainly holding companies incorporated outside of China.

The income tax provision (benefit) for the six months ended June 30, 2021 and 2020 were as follows:

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Current	$487	$131,615
Deferred	-	-
Total	$487	$131,615

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Due to continuous losses incurred, the Company provided full allowance on the deferred tax assets as of June 30, 2021 and December 31 2020.

Deferred tax asset	June 30, 2021	December 31, 2020
	(Unaudited)
Provision of doubtful accounts	$476,230	$628,280
Tax loss carried forwards	1,103,414	2,562,089
Valuation allowance on tax losses	(1,579,644)	(3,190,369)
	$-	$-

(b)	Value added tax

The Company is subject to a value added tax (“VAT”) for selling merchandise. The applicable VAT rate is 13% (starting from May 1, 2018, VAT rate was lowered from 17% to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%) for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES (continued)

(c)	Taxes Payable

The Company’s taxes payable consists of the following:

	June 30,	December 31,
	2021	2020
	(Unaudited)
VAT tax payable	$451,434	$433,093
Corporate income tax payable	2,165,977	2,146,610
Land use tax and other taxes payable	98,757	66,902
Total	$2,716,168	$2,646,605

As of June 30, 2021 and December 31, 2020, the Company had tax payables of approximately $2.7 million and $2.6 million, respectively, mostly related to the unpaid income tax and business tax in China. For the six months ended June 30, 2021 and 2020, the Company has not received any penalty and interest charge notice from local tax authorities. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of the statute of limitations. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax payables in a short term but cannot guarantee such settlement will ultimately occur.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – COMMITMENTS AND CONTIGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings are related to, or arise from, lease disputes, commercial disputes, worker compensation complaints, default on guaranteeing third-party lease obligations, and default on loans. The Company first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. The Company discloses a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated.

Guaranties

On March 17, 2017, Reit Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Environmental Protection Co., Ltd., to CCCA. The guaranteed principal creditor’s right is approximately $3.8 million (RMB25,000,000). The guarantee was still effective as of June 30, 2021.

Contractual commitments

As of June 30, 2021, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$275,481	148,959	126,522	-	-
Repayment of bank loans	14,885,758	10,548,558	4,337,200	-	-
Total	$15,161,239	10,697,517	4,463,722	-	-

NOTE 14 – RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of June 30, 2021 and December 31, 2020 and transactions for the six months ended June 30, 2021 and 2020 are identified as follows:

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	CEO and Chairman of the Board of Directors
Ms. Hong Ma	Wife of the CEO
Reto International Trading Co. Ltd	The owner of the entity holds more than 5% of the Company’s outstanding common stock
Q Green Techcon Private Limited	Owned by the minority Shareholder of REIT India
Shexian Ruibo Environmental Science and Technology Co., Ltd (Shexian Ruibo)	The Company owns 41.67% ownership interest in Shexian Ruibo
Zhongrong Honghe Eco Construction Materials Co., Ltd	An entity controlled by the CEO’s wife
Changjiang Zhongrong Hengde Environmental Protection Co., Ltd.	An entity controlled by the CEO’s wife
Hunyuan Baiyang Food Co., Ltd.	An entity controlled by the CEO
Handan Ruisheng Construction Material Co., Ltd.	An entity controlled by Shexian Ruibo

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – RELATED PARTY TRANSACTIONS (continued)

(2)	Due to related parties

As of June 30, 2021 and December 31, 2020 , the balance of due to related parties were as follows:

	June 30, 2021	December 31, 2020
	(Unaudited)
Mr. Hengfang Li	$915,516	$764,533

Mr. Hengfang Li is the Chief Executive Officer (“CEO”) and major shareholder of the Company. Mr. Li periodically provides working capital loans to support the Company’s operations when needed. Such advance was non-interest bearing and due on demand.

(3)	Accounts receivable from related parties

Accounts receivable from related party consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Accounts receivable – related party
Reto International Trading Co., Ltd	$-	$202,074
Handan Ruisheng Construction Material Co., Ltd.	2,097	-
Hunyuan Baiyang Food Co., Ltd.	39,578	-
Shexian Ruibo	43,122	-
Q Green Techcon Private Limited	153,213	-
Total accounts receivable from related party	$238,008	$202,074

The Company fully collected the December 31, 2020 accounts receivable from related parties as of June 30, 2021.

(4)	Advance to supplier, related party

Advance to suppliers, related party, consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Advance to supplier – related party
Q Green Techcon Private Limited	$49,431	$162,014
Shexian Ruibo*	3,854,138	3,872,110
Handan Ruisheng Construction Material Co., Ltd.	12,245	-
Total	$3,915,814	$4,034,124

*	the balance represents the Company’s purchase advances for eco-material and equipment supplied by Shexian Ruibo. Shexian Ruibo is committed to deliver the related materials and equipment in aggregated of approximately $2.1 million by July 31, 2021 based on the purchase orders between the Company and Shexian Ruibo. The rest of prepayments are expected to be fully utilized before the fourth quarter of 2021.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – RELATED PARTY TRANSACTIONS (continued)

(5)	Accounts payable to related party

Accounts payables to related parties consisted of the following:

	June 30, 2021	December 31, 2020
	(Unaudited)
Accounts payable – related part
Shexian Ruibo.	154,653	153,344
Total	$154,653	$153,344

(6)	Sales to related parties

Sales to related parties consisted of the following:

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Sales to related parties
Shexian Ruibo*	$61,019	$-
Q Green Techcon Private Limited	44,849	-
Total	$105,868	$-

Cost of revenue associated with the sales to these related parties amounted to $85,710 and $Nil for the six months ended June 30, 2021 and 2020, respectively.

(7)	Purchases from related parties

Purchases from related parties consisted of the following:

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Purchase from a relate party
Shexian Ruibo Environmental Science and Technology Co., Ltd.	$593,961	$1,308,286
Q Green Techcon Private Limited.	228,248	196,265
Total	$822,209	$1,504,551

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – RELATED PARTY TRANSACTIONS (continued)

(8)	Loan guarantees provided by related parties

The Company’s principal shareholders also provide personal guarantees for certain of the Company’s short-term loans and long-term bank loans.

(9)	Guarantees provided to related parties

On March 17, 2017, Reit Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Environmental Protection Co., Ltd., to Changjiang Li Autonomous County Rural Credit Cooperatives. The guaranteed principal creditor’s right is approximately $3.8 million (RMB 25,000,000). The guarantee was still effective as of June 30, 2021.

(10)	Other related party transactions

On September 7, 2020, Beijing REIT entered into a share transfer agreement with the original shareholder of Shexian Ruibo for the acquisition of a 41.67% ownership interest in Shexian Ruibo for a total consideration of $3.6 million (RMB 25 million), including a cash payment of $2.8 million (RMB 18.5 million) and a non-cash contribution of six patents valued at $0.9 million (RMB 6.5 million). The cash consideration was fully paid for the year ended December 31, 2020.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – EQUITY

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $[] and $2,386,119 as of June 30, 2021 and December 31, 2020, respectively.

Shares issuances

The Company is a company limited by shares established under the laws of the British Virgin Islands with 200,000,000 common shares authorized at $0.001 par value. As of December 31, 2020 and 2019, 24,135,000 and 23,160,000 common shares were issued and outstanding.

On September 5, 2019, the Company entered into a consulting service agreement with FirstTrust Group, Inc. (“FirstTrust”), pursuant to which FirstTrust would assist the Company with strategic initiatives over the service period from August 16, 2019 to August 15, 2020. The Company issued 400,000 of its common shares valued at $448,000 based on the fair market price of the Company’s shares, at $1.12 per share on September 5, 2019. The stock-based compensation is amortized over the service period. The Company recognized stock-based compensation expenses of Nil and $210,000 for the six months ended June 30, 2021 and 2020, respectively.

Pursuant to the Company’s 2018 Incentive Plan, on January 22, 2020, the Company’s board of directors approved the issuance of an aggregate of 685,000 common shares of the Company with a fair value of $650,750 based on the Company’s share price of $0.95 per share at the grant date, as stock-based compensation to its directors and executives in exchange for their services for the period from January 1, 2020 to December 31, 2021. For the for the six months ended June 30, 2021 and 2020, the Company recognized stock-based compensation expenses of $162,688 and $162,688, respectively.

In addition, on February 3, 2020, the Company’s board of directors further approved the issuance of 290,000 common shares of the Company with a fair value of $333,500 based on the Company’s share price of $1.15 per share at the grant date, to award certain employees and one officer, in exchange for their services during the period from January 1, 2020 to December 31, 2021. For the six months ended June 30, 2021 and 2020, the Company recognized stock-based compensation expenses of $83,375 and $83,375, respectively.

In April 2021, the Company entered into a consulting service agreement with Geniusland International Capital Ltd., (“Geniusland”) Pursuant to the agreement, Geniusland will assist the Company with strategic initiatives over the service period between January 23, 2021 to January 24, 2024. For the first year service, the Company issued 1,000,000 of its common shares valued at $1,330,000 based on fair market price of the Company’s common stock, at $1.33 per share on April 9, 2021. Stock-based compensation is amortized over the service period. For the six months ended June 30, 2021, the Company recognized stock-based compensation expenses of $665,000.

	Number of shares	Weighted average grant date value
Nonvested as of December 31, 2020	-	-
Granted	1,000,000	$1,330,000
Vested	-	-
Nonvested as of June 30, 2021	1,000,000	$1,330,000

On May 11, 2021, the Company issued 75,000 ordinary shares to Yorkville Advisors Global LP for services rendered in connection with Company’s corporate strategy on the Nasdaq Stock Market. For the six months ended June 30, 2021, the Company recognized stock-based compensation expenses of $84,637.

Conversion of convertible loans

For the six months ended June 30, 2021, the Company issued 1,745,147 shares for conversion of convertible loan based on the conversion price ranging from $0.97-$1.11. (Note 10).

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including machinery and equipment, construction material, municipal construction projects, and technology consulting and other services.

Construction material segment manufactures and sells eco-friendly construction material. Machinery and equipment segment manufactures and sells machinery and equipment used to manufacture construction material. Construction service segment generates revenue from contracting municipal construction projects. Technological consulting service segment generates revenue from providing environmental-protection related consulting services to customers.

The following table presents summary information by segments for the Company’s continuing operations for the six months ended June 30, 2021 and 2020, respectively:

	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenue	$1,185,360	1,097,166	-	-	2,282,526
Cost of goods sold	933,205	1,495,052	-	-	2,428,257
Gross profit (loss)	252,154	(397,885)	-	-	(145,731)
Interest expense and charges	157,695	346,161	119,528	-	623,384
Interest income	1,410	23	33	-	1,466
Depreciation and amortization	47,519	951,973	440	-	999,932
Capital expenditures	5,875	384,540	-	-	390,415
Income tax expenses	-	487	-	-	487.00
Segment loss	(4,587,381)	(3,377,678)	(900,162)	-	(8,865,221)
Segment assets as of June 30, 2020	$10,414,917	44,387,735	101,034	1,272	54,904,958

	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenue	$1,370,338	$1,634,236	$137,528	$-	$3,142,102
Cost of goods sold	1,087,758	1,721,657	74,883	-	2,884,298
Gross profit	282,580	(87,421)	62,645	-	257,804
Interest expense and charges	352,391	477,515	46,754	-	876,660
Interest income	615	2,080	20	-	2,715
Depreciation and amortization	158,911	962,723	5,846	-	1,127,480
Capital expenditures	8,017	83,218	711.00	-	91,946
Income tax expenses	131,615	-	-	-	131,615
Segment loss	(353,040)	(2,774,522)	(175,618)	(600,169)	(3,903,349)
Segment assets as of June 30, 2020	$17,020,506	$47,278,518	$422,935	$848,917	$65,570,876

NOTE 17 – SUBSEQUENT EVENTS

On August 2, August 4, August 31 and September 13, 2021, the Company issued 624,354 shares for conversion of convertible loan based on the conversion price ranging from $0.75-$0.87.

On July 6, 2021, the Company entered into a securities purchase agreement (the “Agreement”) with an accredited investor (the “Debenture Holder”) to place a Convertible Debenture (the “Debenture”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $2,500,000 (the “Transaction”), provided that in case of an event of default, the Debenture may become at the Debenture Holder’s election immediately due and payable. In addition, the Company paid to an affiliate of the Debenture Holder a fee equal to 3.5% of the amount of the Debenture and a one-time due diligence and structuring fee of $5,000 at the closing.

The Debenture Holder may convert the Debenture in its sole discretion to Company’s common shares at any time at the lower of $1.50 or 95% of the average of the two lowest daily VWAPs during the ten consecutive trading days immediately preceding the conversion date, provided that the conversion price may not be less than $0.50 (the “Floor Price”). The Debenture Holder may not convert any portion of a Debenture if such conversion would result in the Debenture Holder beneficially owning more than 4.99% of Company’s then issued and common shares, provided that such limitation may be waived by the Debenture Holder with 65 days’ notice. Any time after the issuance of a Debenture that the daily VWAP is less than the Floor Price for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, the Company shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 20% of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date.